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SEC FILE NUMER
8- 71170

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 06/04/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Brookfield Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

250 Vesey Street, 15th Floor
(No. and Street)

New York	NY	10281
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Rafael Beck	(212) 897-1690	rbeck@integrated.solutions
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

30 Rockefeller Plaza	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

10/20/2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George Kremers, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to Brookfield Securities LLC as of 12/31/24, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature

President

Title

Notary Public

ALEXANDRA JUNE SALOMON
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 02SA0027104
Qualified in Kings County
Commission Expires 07/25/2028

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Brookfield Securities LLC
Statement of Financial Condition
December 31, 2024

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

Deloitte.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of Brookfield Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Brookfield Securities LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 28, 2025

We have served as the Company's auditor since 2024.

Brookfield Securities LLC

Statement of Financial Condition
December 31, 2024

Assets

Cash and cash equivalents	$ 22,317,057
Fees receivable	211,500
Other asset	21,150
Total assets	$ 22,549,707

Liabilities and Member's Equity

Liabilities

Accrued expenses	$ 3,182
Member's equity	22,546,525
Total liabilities and member's equity	$ 22,549,707

The accompanying notes are an integral part of the statement of financial condition.

Brookfield Securities LLC

Notes to Statement of Financial Condition
December 31, 2024

1. **Organization and Nature of Business**

    Brookfield Securities LLC (the "Company") is a limited liability company organized under the laws of the state of Delaware in July 2023. On June 4, 2024, the Company became a broker-dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and became a member of the Financial Industry Regulatory Authority ("FINRA").

    The Company is a wholly owned subsidiary of BCS Holdings I LP (the "Parent"), which is an indirect wholly owned subsidiary of Brookfield Asset Management ULC ("BAM ULC"). As of December 31, 2024, Brookfield Asset Management Ltd. ("BAM Ltd") owns 27% of BAM ULC and 73% is owned by Brookfield Corporation (the "Ultimate Parent"), a publicly listed entity.

    The U.S. dollar is the functional and presentation currency of the Company.

    The Company received FINRA approval on June 4, 2024 ("Date of Approval"), to act as an agent in the private placement of securities, to act as an advisor to funds and their respective portfolio companies in connection with business combination transactions, and to act as an underwriter and selling group participant. The Company conducts its business activities and reports financial results as a single reportable segment, brokerage services.

    The liability of the Member is limited to the capital held by the Company.

2. **Summary of Significant Accounting Policies**

    Basis of Presentation and Use of Estimates
    The accompanying financial statement was prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

    Revenue Recognition
    The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The Company follows a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

2. **Summary of Significant Accounting Policies (continued)**

Revenue Recognition (continued)

Underwriting Services

Revenue associated with underwriting services are fees attributable to public and private offerings of equity and debt securities. The nature of the Company's underwriting services is raising capital on behalf of an issuer and therefore is typically accounted for as a single performance obligation. A separate performance obligation is identified in instances in which the contract with the client includes an over-allotment option. The Company's underwriting services generally do not meet any of the requirements for revenue to be recognized over time; therefore, the Company typically recognizes underwriting revenue on the pricing date of the offering, which is when the Company receives the pricing wire communication from the lead underwriter detailing the underwriting fees to which the Company is entitled. Similarly, the performance obligation associated with the over-allotment is satisfied at the point in time at which the option is exercised.

The Company's role in underwriting commitments is usually as a co-manager or passive bookrunner, rather than as the lead underwriter. Accordingly, the Company estimates its share of transaction-related expenses incurred by the underwriting syndicate on the pricing date of the offering. Such amounts are adjusted to reflect actual expenses in the period in which the Company receives the final settlement, typically within 90 days following the closing of the transaction.

Contract Costs and Contract Balances

Incremental costs of obtaining a contract are expensed as incurred as such costs are generally not recoverable. Costs to fulfill contracts consist of underwriting expenses and are expensed on the pricing date of the offering.

The timing of revenue recognition may differ from the timing of payment. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment.

Dividend Income

Dividend income is recognized on the ex-dividend date.

2.   **Summary of Significant Accounting Policies (continued)**

Cash and cash equivalents
Cash equivalents include short-term, highly liquid investments that are readily available to known amounts of cash and have original maturities of three months or less. The Company invests a majority of its available cash in money market funds for which the carrying amount approximates fair value and classified within Level 1 of the fair value hierarchy. All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Fee Receivable and Allowance for Credit Losses
Fee receivables are carried at cost less an allowance for credit losses.

The Company identified fees and other receivables (including, but not limited to, receivables related to securities transactions, and advisory fees) as impacted by the guidance in ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). The allowance for credit losses is based on the Company's expectation of the collectability of financial assets including fees receivable and due from affiliates utilizing a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. The Company considers factors such as historical experience, credit quality, age of the balances and economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that credit risk associated with the receivables is not significant until they reach 90 days past due based on the contractual arrangement and expectation of collection. Changes in the allowance for credit losses are reported in credit loss expense. The Company has no allowance for credit losses as of and for the period ended December 31, 2024.

Income Taxes
The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate taxpaying entity for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal, state or local income taxes. Additionally, any tax benefit that the Parent may receive is not remitted to the Company.

At December 31, 2024, management determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require. Interest and penalties assessed, if any, are recorded as income tax expense.

Recent Accounting Pronouncements
Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company's financial statement.

3.   **Transactions with related parties**

The Company maintains an expense sharing agreement (the "Agreement") with Brookfield Credit LLC, Brookfield Asset Management Credit and Insurance Solutions Advisors LLC, BAM ULC and Brookfield US Inc. (all serve as the "Affiliates"). Pursuant to the Agreement, the Affiliates provides services that include, but are not limited to, accounting, administration, information technology, compliance services, office space, employee services and other services. The Affiliates provide these services at no cost to the Company.

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

During the period ended December 31, 2024, the Company satisfied liabilities that were owed to affiliates at the beginning of the period.

All of the Company's underwriting activities pertain to services provided to issuers whose sponsors are related parties of the Company.

4.   **Regulatory Requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 and has elected to compute its net capital requirements in accordance with the Alternative Net Capital Method. Under the alternative method, net capital, as defined, shall not be less than $250,000. As of December 31, 2024, the Company had net capital of $21,909,710 which exceeded the required net capital by $21,659,710.

The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

5.   **Commitments and Contingencies**

In the normal course of business, the Company enters into underwriting commitments. There were no underwriting commitments that were open at December 31, 2024.

The Company may enter into contracts or agreements that contain indemnifications or warranties. Future events could occur that lead to the execution of these provisions against the Company. Based on its history and experience, the Member considers the likelihood of such an event to be remote; in addition, the maximum potential exposure is unknown.

6.   **Fair Value**

As discussed in Note 2, the Company money market funds for which the carrying amounts approximates fair value are classified within Level 1 of the fair value hierarchy.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

7.   **Financial risk management**

The Company manages its credit risk through careful selection of the financial institutions through which it conducts its business and clients to whom it provides services. The Company has minimal liquidity, foreign exchange, and market risk.

8.   **Segment Reporting**

The Company conducts its business and reports financial results as one operating segment and one reportable segment as the Company is engaged in a single line of business as a securities broker dealer. The presentation of financial results as one reportable segment is consistent with the way the Company operates its business and is consistent with the manner in which the Chief Operating Decision Maker ("CODM") makes decisions about allocating resources and assessing performance. The CODM uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits, pay dividends or obtain additional capital. The accounting policies used to measure the profit and loss of the segment are the same as described in the summary of significant accounting policies. The Company's President serves at the CODM of the Company.

9.   **Subsequent events**

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2024, and determined that there are no material events that would require recognition or disclosure in the Company's financial statement except for the below.

In January 2025, the Company had a capital contribution of $15 million from the Parent.

******